Exhibit 99.6

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

October 15, 2013	NR 21 - 2013

Avrupa Minerals Closes Strategic $350,000 Financing

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: FWB) is pleased to announce that the strategic financing with Callinan Royalties Corporation (“Callinan”) reported on October 10, 2013 has been closed.

Avrupa issued 3,500,000 units (a “Unit”) at $0.10 per Unit, for gross proceeds of $350,000.  Each Unit is comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a 36-month period, expiring October 15, 2016, at a price of $0.15 per common share.

The common shares acquired by Callinan represent approximately 9.06% of the currently issued and outstanding common shares of the Company, on an undiluted basis and without giving effect to the exercise of the warrants. If the warrants are exercised, Callinan will acquire an additional 3,500,000 common shares and will then hold 7,000,000 common shares, representing 16.65% of the issued and outstanding common shares of the Company, on an undiluted basis and after giving effect to the exercise of the warrants.

Avrupa has also granted Callinan the right to maintain its ownership position in Avrupa by way of participation in future private placements.  In addition, Avrupa and Callinan also entered into an Exploration Alliance agreement on October 4, 2013 for the purpose of funding prospect generation activities in order for Avrupa to attract joint venture partners to projects, while allowing Callinan to generate and acquire royalties.

Callinan Royalties Corporation is a Canadian company that creates and acquires mineral royalties. The company uses its royalty income to provide alternative financing options to mineral exploration and development companies with attractive projects. Callinan's strategy is to create shareholder value over the long term by generating a portfolio of profitable mineral royalties.

The Corporation currently has two producing royalties. Callinan holds a 6⅔% net profits interest royalty and a $0.25 per ton production royalty on lands that include the 777 mine and 777 North mine owned by Hudbay Minerals Inc., located in Flin Flon, Manitoba, Canada. Callinan also holds the 777 Deeps (War Baby) property and an associated royalty option on the property, which is located adjacent to the 777 mine. Callinan is a dividend-paying Tier 1 company listed on the TSX Venture Exchange under the symbol CAA. The Corporation has a strong financial position with no debt, approximately $25 million in cash and approximately 49.3 million shares outstanding.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist in the State of Washington, USA, and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.